Filed Pursuant to Rule 253(g)(2)

File No. 024-10691

FUNDRISE FOR-SALE HOUSING eFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 2 DATED July 1, 2019
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFund – Los Angeles CA, LLC (“we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 22, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Semi-annual Net Asset Value (“NAV”) Per Share as of June 30, 2019

Net Asset Value as of June 30, 2019

As of June 30, 2019 our NAV per common share is $10.44. This NAV per common share shall be effective until updated by us on or about December 31, 2019 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	June 30, 2019 [1]	December 31, 2018 [1]
ASSETS
Investments, at fair value	$36,398	$30,701
Real estate properties, at fair value	27,167	22,408
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	5,118	4,781
Other real estate investments, at fair value	4,113	3,512
Non-real estate-related investments, at fair value	-	-
Current interest receivable	41	17
Cash and cash equivalents	493	3,906
Other assets	292	381
Total Assets	$37,224	$35,005

LIABILITIES
Accounts payable	$318	$235
Due to related party	237	587
Other Liabilities	91	42
Settling subscriptions	107	77
Total Liabilities	$753	$941

NET ASSETS CONSIST OF:
Fundrise For-Sale Housing eFund - Los Angeles CA, LLC Members’ Equity:
Common shares: 3,493,319 and 3,295,001 shares outstanding, net of offering costs on June 30, 2019 and December 31, 2018, respectively	$34,607	$32,477
Retained Earnings (Accumulated deficit)	202	147
Net adjustments to fair value	1,662	1,440
NET ASSETS	$36,471	$34,064
NET ASSET VALUE PER SHARE, 3,493,319 and 3,295,001 shares outstanding for the period ended June 30, 2019 and December 31, 2018, respectively [2]	$10.44	$10.34

[1] Estimated Balance Sheets as of June 30, 2019 and December 31, 2018.

[2] The total shares outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on June 30, 2019 and December 31, 2018, respectively.

On July 1, 2019, the Company announced that its net asset value per share (“NAV”) as of June 30, 2019 is $10.44 per share of our Common Shares. This NAV per common share shall be effective until on or about December 31, 2019, (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our shares on a semi-annual basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the current semi-annual period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $10.44 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.44. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2019, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

During the semi-annual period ended June 30, 2019, we redeemed approximately 131,700 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each semi-annual period from December 31, 2018 to June 30, 2019.

Date	NAV Per Share
December 31, 2018	$10.34
June 30, 2019	$10.44